[Perfect World Co., Ltd. Letterhead]

October 8, 2010

VIA EDGAR AND FACSIMILE

Craig Wilson

Senior Assistant Chief Accountant

Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2009

File No. 001-33587 (the “2009 Form 20-F”)

Dear Mr. Wilson and Ms. Walsh:

The Company has received the letter dated September 30, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 Form 20-F. Since China was in an extended National Day holiday period during the past seven days, it was difficult for the Company to reach out to and gather input from its PRC counsel and auditors to address the Staff’s comments. Therefore, the Company would like to request an extension of the response deadline to October 22, 2010.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740 4850. Thank you very much.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau

c.c.	Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing